Exhibit 99.1

News

Contact:
Eyal Harari
VP Products and Marketing
+972-77-774-5030
eyalh@radcom.com

FOR IMMEDIATE RELEASE

RADCOM Expands in China

China Telecom Corporation Expands their 3G RADCOM Deployment

TEL AVIV, Israel – October 28, 2013 − RADCOM Ltd. (NASDAQ: RDCM) a leading Service Assurance provider, today announced an expansion of its deployment with China Telecom Corporation (CTC). CTC, one of the three Chinese leading operators, was a pioneer in introducing 3G services in China. Their 3G Mobile network covers the whole of China with 170 million subscribers on their mobile network, and they are the number one wireline operator in China.

With the rapid expansion of the use of mobile devices and the heavy use of mobile data, CTC’s mobile data traffic on CDMA has increased greatly since they purchased their first RADCOM deployment. They have now expanded their RADCOM deployment in Shanghai with its latest monitoring solutions, integrating RADCOM’s solution into their big data platform.

“CTC were impressed with the improved Quality of Experience as a result of the implementation of RADCOM’s  solution, and turned to us when their network expanded and they wanted to maintain their high subscriber Quality of Experience.” Said Ng Tiow Khoon, AVP, Asia Pacific, “RADCOM’s solution was successfully evaluated by CTC to be the most accurate and stable for ensuring subscriber Quality of Experience on their high throughput and multi-protocol network.

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About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. . For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.